August 29, 2017

VIA EDGAR

Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Ironwood Multi Strategy Fund LLC (File Nos. 333-197488 and 811-22464)

Dear Mr. Grzeskiewicz:

Ironwood Multi Strategy Fund LLC (the “Company”) hereby requests that the effective date of the Company’s Post-Effective Amendment No. 6 filed today (listed as an EDGAR POS 8C filing) under the Securities Act of 1933 (the “Registration Statement”) be accelerated to August 31, 2017, or as soon as possible thereafter.

We request that we be notified of such effectiveness by a telephone call to Yizhou Xu of Shearman & Sterling LLP at (212) 848-7485, and that such effectiveness also be confirmed in writing.

Very truly yours,

Ironwood Multi Strategy Fund LLC

By:	/s/ Jonathan Gans
Name:	Jonathan Gans

Title:	President, Chief Executive Officer

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Name:	Mark Fairbanks

Title:	President